Exhibit 4.3

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description is a general summary of the terms of the common shares, par value of $1.00 per share, of Park-Ohio Holdings Corp., an Ohio corporation (the "Company"). The description below does not include all of the terms of the common shares and should be read together with the Company's articles of incorporation and code of regulations, copies of which have been filed previously with the Securities and Exchange Commission and are incorporated herein by reference, as well as applicable provisions of Ohio law.

The Company's authorized capital stock consists of 40,632,470 shares of stock, including:

•	40,000,000 common shares, par value of $1.00 per share; and

•	632,470 preferred shares, par value of $1.00 per share.

Voting Rights

Each holder of a common share is entitled to one vote on all matters submitted to a vote of shareholders. Except as otherwise provided in the Company's articles of incorporation and code of regulations, the holders of a majority of outstanding voting shares present in person or by proxy at any shareholders meeting are authorized to act on any matter which may properly come before such meeting. Pursuant to the Company's articles of incorporation, holders of common shares do not have the right to cumulative voting in the election of the board of directors; therefore, the holders of a majority of the common shares voting for the election of directors can elect all the directors standing for election, if they so choose. The Company’s board of directors is divided into three classes. At each annual meeting of shareholders, directors to succeed those whose terms are expiring at such annual meeting shall be elected for a term continuing until the third succeeding annual meeting of shareholders and until the election of their respective successors.

When any other person, corporation or entity is a beneficial owner, directly or indirectly, of more than five percent (5%) of all the outstanding shares entitled to vote in elections of directors, the Company's articles of incorporation require, in addition to any affirmative vote required by law or the Company's articles of incorporation, an affirmative vote of at least eighty percent (80%) of all the outstanding shares entitled to vote in elections of directors to (1) adopt an agreement for the merger or consolidation of the Company with or into such other person, corporation or entity, (2) authorize the sale, lease, exchange, transfer or other disposition of all or substantially all of the Company’s assets to such other person, corporation or entity and (3) to authorize the Company’s purchase of any assets or securities of such other person, corporation or entity, in whole or in part, in exchange for voting shares of the Company.

Dividends

Subject to the rights of any holders of serial preferred shares, the holders of common shares are entitled to such dividends as may be declared from time to time by the Company’s board of directors. There can be no assurance that funds will be legally available to pay dividends at any given time or that, if funds are available, the board of directors will declare a dividend. Future dividends will depend on the Company’s future earnings.

Liquidation Rights

In the event of liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive, on a pro rata basis, any assets remaining after provision for payment of creditors and any holders of preferred shares.

No Preemptive or Conversion Rights; No Redemption or Sinking Funds

No holder of common shares has any preemptive or preferential right to purchase or subscribe to any shares of any class, except to the extent provided by the board of directors. No redemption or sinking fund provisions apply to the Company's common shares.

Preferred Shares

The Company’s articles of incorporation authorize the board of directors to issue preferred shares of any series and, in connection with the creation of such series, to fix by the resolution or resolutions providing for the issue of shares the voting powers and designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series, to the fullest extent permitted by the laws of the State of Ohio. Any preferred shares that the board of directors issues would also rank senior to common shares as to rights contingent upon liquidation, dissolution, or winding up of the Company. The board of directors can issue convertible preferred shares that could have the effect of delaying, deferring or preventing a change in control of the Company.

Certain Anti-takeover Provisions of Ohio Law

Certain provisions of Ohio law may have the effect of discouraging or rendering more difficult an unsolicited acquisition of a corporation or its capital stock to the extent the corporation is subject to those provisions. The Company has opted out of one such provision under Section 1701.831 of the Ohio Revised Code, which requires approval for certain share acquisitions by holders of a majority of the voting power in the election of directors. The Company’s articles of incorporation contain restrictions that are similar to those under Section 1701.831 of the Ohio Revised Code. Subject to certain exceptions in the articles of incorporation, no person or entity, without the prior authorization of the Company’s shareholders, may acquire, indirectly or directly, any shares of the Company that would entitle such person or entity to exercise, or direct the exercise of, the voting power of the Company in the election of directors within any of the following ranges of such voting power:

•	one-fifth or more but less than one-third of such voting power;

•

•	one-third or more but less than a majority of such voting power; and

•

•	a majority or more of such voting power.

We remain subject to the remaining provisions under Ohio law, which are described below.

Chapter 1704 of the Ohio Revised Code prohibits certain transactions, including mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassifications of the then-outstanding shares of an Ohio corporation with 50 or more shareholders involving, or for the benefit of, certain holders of shares representing 10% or more of the voting power of the corporation (any such shareholder, a “10% Shareholder”) unless:

•	the transaction is approved by the directors before the 10% Shareholder becomes a 10% Shareholder;

•	the acquisition of 10% of the voting power is approved by the directors before the 10% Shareholder becomes a 10% Shareholder; or

•
the transaction involves a 10% Shareholder who has been a 10% Shareholder for at least three years and is approved by the directors before the 10% Shareholder becomes a 10% Shareholder, is approved by holders of two-thirds of the Company’s voting power and the holders of a majority of the voting power not owned by the 10% Shareholder, or certain price and form of consideration requirements are met.

Chapter 1704 of the Ohio Revised Code may have the effect of deterring certain potential acquisitions of us that might be beneficial to shareholders.

Section 1707.041 of the Ohio Revised Code regulates certain “control bids” for corporations in Ohio with certain concentrations of Ohio shareholders and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees.